File by Sungevity, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933

Subject Company: Sungevity, Inc.

Commission File No.: 132-00000

The following article was published by Forbes and a hyperlink to this article was posted on Sungevity’s website and social media sites on August 24, 2016.

How Sungevity Could Be A Solar Survivor

Christopher Helman, FORBES STAFF

This story appears in the September 13, 2016 issue of Forbes.

CEO Andrew Birch became a solar evangelist after giving up on investment banking to get a degree in photovoltaic engineering. (Photo by Eric Millette for Forbes.)

Sungevity’s asset-light, customizable approach is a lone ray of hope in a dreary industry.

Solar skepticism is easy. To start with, solar power is a temperamental technology. It works, after all, only when the sun shines. It provides less than 1% of America’s electricity. Many investors are fleeing. Shares of three big installers of residential solar panels–Sunrun, SolarCity and Vivint Solar–have lost more than 50% of their value in the past year. SunEdison, which makes photovoltaic panels and builds big solar installations, went bankrupt in April.

Making the skies still cloudier: massive overcapacity among state-subsidized Chinese manufacturers of those panels. A couple years ago it was a big deal when the costs of new rooftop solar-panel systems dropped low enough (at least in green states like California) to compete with grid power. Prices have kept falling, and by the end of this year the industry will be facing a photovoltaic glut. That’s bad news for any American panel manufacturer, such as Elon Musk’s SolarCity, which is spending $750 million in taxpayer money to erect a panel factory in upstate New York. That could set up a scenario similar to the one in which Solyndra burned through $535 million constructing a factory for its innovative cylindrical solar panels before going bankrupt in 2011.

So it’s intriguing when the head of a solar company says he welcomes the wave of cheap Chinese gear. “It’s great for us. Our costs go down, and a lot of savings will be passed on to the customer,” says Andrew Birch, CEO and cofounder of Sungevity. The company, based in Oakland, Calif., is one of America’s biggest solar installers, having sold about 9,000 systems in the past year at $19,000 a pop. That accounts for the majority of its roughly $200 million in revenue in the last year.

The industry might have a bleak outlook, and Sungevity still isn’t profitable after nine years, but Birch, a 40-year-old Scot who worked for BP’s solar division before starting Sungevity with Danny Kennedy, 45, and Alec Guettel, 48, sees a brightly lit future. Sungevity will go public later this year in a merger with Nasdaq-listed Easterly Acquisition (a so-called blank check company, which is essentially a publicly traded private equity fund). Easterly (to be renamed Sungevity) will contribute $200 million cash in exchange for 41% equity in the company. Why throw good money into a bad sector? “We looked at over 100 companies to invest in. We weren’t targeting solar,” says Darrell Crate, Easterly’s chairman and the former CFO of money manager Affiliated Managers Group. “The platform nature of this business is what we think leads to success.”

Unlike SolarCity, for example, Sungevity doesn’t have any capital-intensive factories, a fleet of installation trucks or a financing division. And it doesn’t want them. Instead the company cultivates what it calls an “ecosystem” of outside suppliers and contractors. Its founders drew inspiration from Michael Dell’s mass-customization approach: “Source the right components in the bundle and change them as better ones emerge,” says Kennedy, an Australian and a former Greenpeace activist. “Give them what they want while leading the horse to water.” And do it all online.

Sungevity sources battery systems from Germany’s Sonnen, which has been making them a lot longer than Tesla has been making Powerwall residential batteries. “But we’re totally agnostic,” says Birch. Meaning if a customer wants a Powerwall to go with a Tesla, no problem.

The Web platform in which Sungevity has invested hundreds of millions of dollars (from the likes of Apollo Investments and GE Ventures) represents a sophisticated departure from the way companies usually sell customers on solar. Used to be, if you were interested in solar panels, someone had to climb up on your roof to measure it. Today, in the 14 solar-friendly states where Sungevity operates (like California, Colorado, New Jersey and North Carolina), entering an address on Sungevity.com immediately sets in motion a behind-the-scenes digital dance: Sungevity’s software hoovers up every available image of a house from Google Earth, Google Street View, Bing’s Bird’s Eye and even LiDAR surveys (like radar, but with lasers).

A combination of algorithms and humans then analyze a home’s angular measurements, and within five minutes Sungevity has a rough-and-ready plan to fit as many panels on the roof as possible. “It’s essentially rooftop Tetris,” says Sungevity designer J.T. Cook, who works on 50 systems a day for potential customers. Sungevity coaxes them into solar ownership with vital stats like how much money they’ll save versus grid power and how much carbon they’ll keep out of the atmosphere. Phone reps at Sungevity’s Kansas City call center help close deals.

Once customers are hooked, Sungevity keeps them in its orbit with a smartphone app that talks to your system and relays data on how much juice it sucks in from the sun daily. Friends can compare data and geek out over their carbon-free lifestyle choices on social media networks like Facebook.

Birch envisions Sungevity scaling up with demand. The company figures there are 35 million American households that could save money by going solar. With prices of more efficient panels falling, it sees that number growing to 88 million by 2020–more than half the country’s homes. Research by Camron Barati, an IHS Technology solar analyst, supports Sungevity’s perspective. He forecasts residential installations quadrupling within five years.

To win over more customers, Sungevity has moved cautiously offline, partnering with home retailer Lowe’s to set up Sungevity kiosks in its stores. Sungevity has predesigned basic solar energy systems that fit millions of homes in prime markets, so Lowe’s shoppers can instantly view mock-ups of their roofs at the kiosks.

Overseas Sungevity has cobranded its solar system in the Netherlands in partnership with E.On, Europe’s biggest power utility. “Any company that wants to compete in solar would have to build all this,” Birch says of Sungevity’s platform. “But because we’ve already built it, they can get into the business straightaway. We’ve given them the tool kit to sell solar.”

It’s still hard for some to believe solar could finally be set to blossom. To sway a skeptic, Birch walks to a whiteboard in his conference room to draw “The Chart”–for the thousandth time. He sketches two lines. One shows how much Americans have been paying for electricity for the past few decades, and the other illustrates the cost of solar power, which has taken a swan dive since the 1970s. At the point on the chart indicating today’s market conditions, the lines very nearly intersect.

That’s Birch’s point. If trends continue, solar will be competitive with natural gas by the end of the decade. “These lines have to cross, it’s just a question of when,” he says. “And when they do, you’re going to have a solution to climate change and to the world’s energy needs. You’re going to have a near infinite supply of energy.”

They call him Birchy. At Sungevity HQ in Oakland. (Photo by Eric Millette for Forbes.)

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Correction and Clarification

For purposes of correction and clarification, Sungevity notes the following:

With respect to the last sentence in the third paragraph, which states, “That accounts for the majority of its roughly $200 million in revenue in the last year.” Sungevity’s revenue for the fiscal year ended December 31, 2015 was $150.5 million.

Forward-Looking Statements

This communication contains “forward-looking statements.” Forward-looking statements may relate to the proposed business combination between Easterly and Sungevity and any other statements relating to future results, strategy and plans of Sungevity (including certain projections and business trends, and statements which may be identified by the use of the words “plans”, “expects” or “does not expect”, “estimated”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”). Forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. For Sungevity, these risks and uncertainties include, but are not limited to, its revenues and operating performance, general economic conditions, industry trends, legislation or regulatory requirements affecting the business in which it is engaged, management of growth, its business strategy and plans, fluctuations in customer demand, the result of future financing efforts and its dependence on key personnel. Additional information on these and other factors that may cause actual results to differ materially is included in Easterly’s Form S-4 filed with the SEC. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. These forward-looking statements are made only as of the date hereof, and Sungevity undertakes no obligations to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

No Offer or Solicitation

The information in this communication is for informational purposes only and is neither an offer to sell or purchase, nor the solicitation of an offer to buy or sell any securities, nor is it a solicitation of any vote, consent, or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information about the Transaction and Where to Find It

This communication relates to a proposed business combination between Easterly Acquisition Corp. (“Easterly”) and Sungevity, Inc. (“Sungevity”). The proposed business combination will be submitted to the respective stockholders of Easterly and Sungevity for their approval. In connection with the proposed business combination, Easterly ﬁled a registration statement on Form S-4 and preliminary joint proxy and consent solicitation statement/prospectus forming a part thereof on July 20, 2016 with the U.S. Securities and Exchange Commission (“SEC”). This communication is not a substitute for the registration statement and preliminary joint proxy and consent solicitation statement/prospectus that Easterly ﬁled with the SEC or any other documents that Sungevity or Easterly may ﬁle with the SEC or send to stockholders in connection with the proposed transaction. The registration statement and preliminary joint proxy and consent solicitation statement/prospectus contains important information about Easterly, Sungevity, the proposed business combination and related matters. Investors and security holders are urged to read the registration statement and preliminary joint proxy and consent solicitation statement/prospectus carefully. A copy of the deﬁnitive joint proxy and consent solicitation statement/prospectus will be sent when available to all stockholders of Easterly and Sungevity seeking the required stockholder approval. Investors and stockholders can obtain free copies of the registration statement and preliminary joint proxy and consent solicitation statement/prospectus and other documents ﬁ led with the SEC by Easterly through the web site maintained by the SEC at www.sec.gov. In addition, investors and stockholders can obtain free copies of the registration statement and preliminary joint proxy and consent solicitation statement/prospectus from Easterly by accessing Easterly’s website at www.easterlyacquisition.com.

Participants in Solicitation

Easterly and Sungevity, and their respective directors and executive ofﬁcers, may be deemed participants in the solicitation of proxies of Easterly stockholders in respect of the proposed business combination. Information about the directors and executive ofﬁcers of Easterly and Sungevity and more detailed information regarding the identity of all potential participants, and their direct and indirect interests, by security holdings or otherwise, are set forth in Easterly’s registration statement on Form S-4 and preliminary joint proxy and consent solicitation statement/prospectus. Investors may obtain additional information about the interests of such participants by reading such registration statement and preliminary joint proxy and consent solicitation statement/prospectus.